UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________________
FORM 11-K
 ––––––––––––––––––––––––––––––––––––––––

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Industries Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG Industries Employee Savings Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3
Notes to the Financial Statements as of and for the Years Ended December 31, 2023 and 2022	4-9
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2023	10-17
Exhibit Index	18

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of
PPG Industries Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PPG Industries Employee Savings Plan (the “Plan”) as of December 31, 2023, and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 21, 2024

We have served as the Plan’s auditor since 2013.

PPG Industries Employee Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022
($ in millions)	2023	2022
Net Assets:
Investments at fair value	$3,546	$3,024
Investments at contract value	537	612
Total investments	$4,083	$3,636
Receivables:
Notes receivable from participants	50	45
Net Assets Available for Benefits	$4,133	$3,681

The accompanying notes to the financial statements are an integral part of these statements.

PPG Industries Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023
($ in millions)	2023
Additions:
Net appreciation in fair value of investments	$645
Interest and dividend income	14
Interest income on notes receivable from participants	3
Total net investment income	$662
Contributions:
Employee	115
Employer	96
Total contributions	$211
Total additions	$873

Deductions:
Withdrawals	419
Administration expenses	2
Total deductions	$421

Net increase in net assets available for benefits	$452

Net Assets Available for Benefits:
Beginning of year	$3,681
End of year	$4,133

The accompanying notes to the financial statements are an integral part of this statement.

PPG Industries Employee Savings Plan
Notes to the Financial Statements
As of and for the Years Ended December 31, 2023 and 2022
1.     Description of the Plan
The PPG Industries Employee Savings Plan (the "Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was established in 1965 for employees residing in the United States. Eligible participants include employees of PPG Industries, Inc. (the "Company" or "PPG") and certain of its subsidiaries and collective bargaining units.
The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Benefits Leader. The named fiduciary with respect to control and management of the assets of the Plan is the PPG Executive Committee and the PPG Benefits Investment Committee. Their responsibilities include, but are not limited to, approval of trustees, recordkeepers, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee also has responsibility for establishing, maintaining, and amending the Plan.
Trustee of the Plan Assets - Fidelity Management Trust Company ("FMTC") was the trustee of the Plan assets for the years ended December 31, 2023 and 2022.
Recordkeeper of the Plan - Fidelity Investments Institutional Operations Company LLC was the recordkeeper of the Plan for the years ended December 31, 2023 and 2022.
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from Plan assets. The Plan has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.
Eligibility to Participate in the Plan - The Plan is available to most U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may become a participant in the Plan as soon as administratively possible after enrollment.
Investment Options - Participants of the Plan are eligible to invest in certain mutual funds, PPG Industries, Inc. common stock, the Stable Value Fund, and certain common-collective trusts. If participants transfer funds out of the Fidelity Contrafund Commingled Pool or the Fidelity Growth Company Commingled Pool, participants cannot transfer funds back into these investment options for 60 calendar days. If participants transfer funds out of the BNY Mellon SL ACWI ex-U.S. Fund, the JP Morgan Equity Income Fund or the Allspring Special Small Cap Value Fund, participants cannot transfer funds back into these investment options for 30 calendar days.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. Eligible employees are automatically enrolled in the Plan, unless they elect to not participate, with before-tax contributions equal to 4% of eligible earnings. If the participant does not select an investment option, these before-tax contributions are invested in the Plan’s default investment option.
Employee
The participants’ maximum contribution rate for the years ended December 31, 2023 and 2022 was 50% of eligible participant compensation, up to $22,500 and $20,500, respectively. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match) and were limited to $7,500 in 2023 and $6,500 in 2022, respectively. Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $14 million and $10 million in 2023 and 2022, respectively.
Employer
For most participants not covered by a collective bargaining agreement, the Company will match the participant contribution, up to the first 6% of the participant's eligible compensation. Each contribution will be multiplied by the Company match rate in effect to determine the amount of the Company-matching contribution. The Company match rate is established each year at the discretion of the Company. The Company-matching contribution rate was 100% during 2023 and 2022. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the relevant collective bargaining agreement.
Employer contributions also include "Employer Additional Contributions" where the Company deposits additional retirement plan monies into eligible participant accounts. These contributions are between 2% and 5% of the eligible participants' eligible Plan compensation. The applicable contribution percentage is based on a combination of the participants' age and years of service. Employer Additional Contributions were $38 million and $35 million in 2023 and 2022, respectively.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participants' contribution, the Company's matching contribution, the Employer Additional Contribution, if applicable, and allocations of fund earnings and is charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.
If the Company declares a dividend on PPG Industries, Inc. common stock, each participant will share in that dividend if any portion of the participant's account is invested in the PPG Stock Fund on the ex-dividend date. Each participant may elect to reinvest 100% of the dividend or to have 100% of the dividend paid in cash. If no election is made by the participant, PPG Stock Fund dividends are automatically reinvested into participant accounts to purchase additional shares of PPG Industries, Inc. common stock.
Vesting - All participant contributions and Company matching contributions and their related earnings vest immediately. The Employer Additional Contributions generally vest over a three-year service period.
Forfeitures - Forfeited balances of terminated participants’ unvested accounts are used to reduce future contributions by PPG. As of December 31, 2023 and 2022, forfeited balances were $2 million and $3 million, respectively. Forfeited balances are included in Investments at fair value on the Statements of Net Assets Available for Benefits.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or receiving approval to participate in a Company sponsored long-term disability program, a participant may elect to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. Those participants with vested balances of less than $5,000 will receive a taxable cash distribution as soon as administratively possible unless instructions are provided by the participant. Those participants with vested balances of greater than $5,000 may defer the distribution of their account. Those participants must begin receiving a required minimum distribution by April 1 of the year following termination from PPG, and each year thereafter. Required minimum distributions may not be rolled over to another retirement plan, IRA, or Roth IRA.
Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary or beneficiaries.
Notes Receivable from Participants - All Plan participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, (d) those who have paid off a loan in the past 30 calendar days, (e) those who are not receiving payroll payments, and (f) those who are suspended from making contributions due to an in-service or hardship withdrawal, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 61 to 360 months. The loans are collateralized by the participants' account balance and bear an interest rate determined by the Plan Administrator based on the prevailing interest rates for loans which would be made under similar circumstances. Principal and interest payments are generally repaid by payroll deductions. Company contributions, based on age and years of service, are not available for loans.
Transfers - Transfers in primarily occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out primarily occur when PPG divests part or all of one of its strategic business units and portions of the Plan related to the divested business are legally moved out of the Plan. There were no transfers in or out during the year ended December 31, 2023.

The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.
2.Summary of Significant Accounting Policies and Related Matters
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2023 and 2022, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on PPG Industries, Inc. common stock are recorded as investment income on the ex-dividend date.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Benefit Payments - Benefits are recorded when paid.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Investment Valuation - Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments. See Note 3 for further information regarding fair value measurement.
The Stable Value Fund is a separate account with FMTC as the investment manager which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. The Stable Value Fund is measured at contract value. See Note 4 for further information regarding the Stable Value Fund.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
3.Fair Value Measurement
Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.
Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.
Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2023 and 2022, there were no transfers between levels.
The financial assets that are reported at fair value on a recurring basis as of December 31, 2023 and 2022, were as follows:

	December 31, 2023
($ in millions)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
PPG Industries, Inc. common stock (a)	$634	$—	$—	$634
Mutual funds (b)	76	—	—	76
Money market funds	9	—	—	9
Total assets in the fair value hierarchy	$719	$—	$—	$719
Common-collective trusts (c)	—	—	—	2,827
Total Investments at fair value	$719	$—	$—	$3,546

	December 31, 2022
($ in millions)	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy:
PPG Industries, Inc. common stock (a)	$577	$—	$—	$577
Mutual funds (b)	184	—	—	184
Money market funds	13	—	—	13
Total assets in the fair value hierarchy	$774	$—	$—	$774
Common-collective trusts (c)	—	—	—	2,250
Total Investments at fair value	$774	$—	$—	$3,024
(a)The fair value of PPG Industries, Inc. common stock is valued at the closing price reported on the active market on which the individual securities are traded.
(b)The fair value of mutual funds is valued at the daily closing price as reported by the fund.
(c)Certain investments that are measured at net asset value per share (or its equivalent) are not required to be classified in the fair value hierarchy.
Common-Collective Trusts
The investment in Common-Collective Trusts is comprised of investments in the BlackRock Institutional Trust Company (“BlackRock”) Equity Index Fund, the Artisan Small Cap Growth Trust Fund, the BNY Mellon SL ACWI ex-U.S. Fund, BlackRock LifePath Index Funds, the BNY Mellon Aggregate Bond Index Fund, the BNY Mellon Capital Small Cap Index Stock Fund, the MFS International Equity Fund, the Fidelity Contrafund Commingled Pool, the Fidelity Growth Company Commingled Pool, the BlackRock Total Return Bond Fund, the BlackRock Treasury Inflation Protected Securities (TIPS) Index Fund and the Allspring Special Small Cap Value Fund. The BlackRock Equity Index Fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested and is only available to qualified institutional investors. The Artisan Small Cap Growth Trust Fund's objective is to seek long term capital growth by investing primarily in US small-cap growth companies. The BNY Mellon SL ACWI ex-U.S. Fund's objective is to track the performance of the MSCI All Country World Index (ACWI) ex-U.S. and is available only to qualified institutional investors. The objective of the BlackRock LifePath Index Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant’s retirement time frame. The BNY Mellon Aggregate Bond Index Fund’s objective is to provide a total return that closely corresponds to the investment performance of the Barclays U.S. Aggregate Index. The BNY Mellon Capital Small Cap Stock Index Fund's objective is to provide a total return that seeks to match the investment performance of the Russell 2000 Index. The Fidelity Contrafund Commingled Pool's objective is to provide capital appreciation over a market cycle relative to the S&P 500 Index. The Fidelity Growth Company Commingled Pool's objective is to provide capital appreciation over a market cycle relative to the Russell 3000 Index. The BlackRock Total Return Bond Fund's objective is to provide a total return through fixed income investments. The BlackRock TIPS Index Fund’s objective is to provide a total return that seeks to match the investment performance of the TIPS Index. The Allspring Special Small Cap Value Fund's objective is to seek long-term capital appreciation by principally investing in small-capitalization companies.

The Fidelity Contrafund Commingled Pool and the Fidelity Growth Company Commingled Pool are not mutual funds and are only available to qualified institutional investors. The fair value of investments in common-collective trusts is based upon the net asset value of the underlying investments held by each of the funds. These investments are valued at their respective net asset value per share or unit on the valuation date.
4.Stable Value Fund
The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC. The Stable Value Fund is fully benefit-responsive and consists of synthetic guaranteed investment contracts.
The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.
The wrap contracts have been issued by State Street Bank and Trust, J.P. Morgan Chase, Prudential Insurance Company of America, American General Life, Nationwide Life Insurance Company, Transamerica Premier Life, Pacific Life Insurance Company, Metropolitan Life Insurance Company and Massachusetts Mutual. The S&P credit rating at December 31, 2023 of the issuing financial institutions is AA-, A+, AA-, A+, A+, A+, AA-, AA- and AA+, respectively. The underlying investments of the Stable Value Fund are stated at contract value.
The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.
Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrap contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.
5.Related-Party Transactions
FMTC manages the Stable Value Fund, the Fidelity Contrafund Commingled Pool and the Fidelity Growth Company Commingled Pool. As of December 31, 2023 and 2022, the Plan also held cash and cash equivalents in money market funds managed by FMTC. These transactions are considered exempt party-in-interest transactions. Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions are considered exempt party-in-interest transactions.
At December 31, 2023 and 2022, respectively, the Plan held 4,236,203 and 4,591,089 shares of PPG Industries, Inc. common stock, the Plan Sponsor. During the year ended December 31, 2023, the Plan's investment in the Company’s common stock included purchases and sales of approximately $160 million and $227 million, respectively. These transactions are considered exempt party-in-interest transactions. Dividends earned on PPG Industries, Inc. common stock were $10 million in 2023.
6.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.
7.Federal Income Tax Status
The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated April 28, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Subsequent to this determination by the IRS, the Plan was amended. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations by the IRS for U.S. federal income tax returns filed for years through 2020.
Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as amounts are withdrawn from the participant's account.
8.    Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2023 and 2022, and the change in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2023 and 2022, is as follows:

($ in millions)	2023	2022
Net assets available for benefits per the financial statements	$4,133	$3,681
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(25)	(37)
Total net assets per the Form 5500	$4,108	$3,644

Net increase/(decrease) in net assets per the financial statements	452	(1,036)
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	12	(44)
Net income/(loss) per the Form 5500	$464	$(1,080)

PPG Industries Employee Savings Plan

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2023
($ in millions)
(a)	(b) Identity of issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Mutual funds — at fair value:
	Baillie Gifford Emerging Markets Fund	Mutual Fund	$33
	JP Morgan Equity Income Fund	Mutual Fund	43
*	Investment in PPG Industries, Inc. common stock — at fair value	Common Stock	634
	Money market funds — at fair value:
*	Fidelity Government Cash Reserves	Cash and cash equivalent	2
*	Fidelity Government Portfolio	Cash and cash equivalent	7
	Common-collective trusts — at fair value:
	Allspring Special Small Cap Value Fund	Common-collective trust	48
	Artisan Small Cap Growth Trust	Common-collective trust	13
	BlackRock Equity Index Fund	Common-collective trust	571
	BlackRock Lifepath Index Retirement Fund	Common-collective trust	113
	BlackRock Lifepath Index 2025 Fund	Common-collective trust	109
	BlackRock Lifepath Index 2030 Fund	Common-collective trust	145
	BlackRock Lifepath Index 2035 Fund	Common-collective trust	119
	BlackRock Lifepath Index 2040 Fund	Common-collective trust	106
	BlackRock Lifepath Index 2045 Fund	Common-collective trust	84
	BlackRock Lifepath Index 2050 Fund	Common-collective trust	87
	BlackRock Lifepath Index 2055 Fund	Common-collective trust	67
	BlackRock Lifepath Index 2060 Fund	Common-collective trust	32
	BlackRock Lifepath Index 2065 Fund	Common-collective trust	10
	BlackRock TIPS Index Fund	Common-collective trust	48
	BlackRock Total Return Bond Fund	Common-collective trust	81
	BNY Mellon Aggregate Bond Index Fund	Common-collective trust	136
	BNY Mellon Capital Small Cap Stock Index Fund	Common-collective trust	120
	BNY Mellon SL ACWI ex-U.S.Fund	Common-collective trust	142
*	Fidelity Contrafund Commingled Pool	Common-collective trust	339
*	Fidelity Growth Company Commingled Pool	Common-collective trust	390
	MFS International Equity Fund	Common-collective trust	67
*	Stable value fund - at market value:
	U.S. Government Obligations - at market value:
	US Treasury Note 0.75% 03/31/2026	U.S. Government Obligation	33
	US Treasury Note 0.75% 08/31/2026	U.S. Government Obligation	18
	US Treasury Note 1.25% 12/31/2026	U.S. Government Obligation	2
	US Treasury Note 2.75% 04/30/2027	U.S. Government Obligation	23

US Treasury Note 2.75% 07/31/2027	U.S. Government Obligation	9
US Treasury Note 3.5% 01/31/2028	U.S. Government Obligation	6
US Treasury Note 3.5% 04/30/2028	U.S. Government Obligation	22
US Treasury Note 3.625% 03/31/2028	U.S. Government Obligation	9
US Treasury Note 3.75% 04/15/2026	U.S. Government Obligation	13
US Treasury Note 3.75% 12/31/2028	U.S. Government Obligation	9
US Treasury Note 3.875% 12/31/2027	U.S. Government Obligation	2
US Treasury Note 4% 02/29/2028	U.S. Government Obligation	19
US Treasury Note 4% 06/30/2028	U.S. Government Obligation	10
US Treasury Note 4.125% 09/30/2027	U.S. Government Obligation	4
US Treasury Note 4.125% 10/31/2027	U.S. Government Obligation	19
US Treasury Note 4.375% 08/15/2026	U.S. Government Obligation	4
US Treasury Note 4.375% 12/15/2026	U.S. Government Obligation	5
US Treasury Note 4.625% 09/15/2026	U.S. Government Obligation	4
US Treasury Note 4.625% 09/30/2028	U.S. Government Obligation	12
US Treasury Note 4.875% 10/31/2028	U.S. Government Obligation	27
Total U.S. Government Obligations		250
Corporate Debt - at market value:
7 ELEVEN INC 1.3% 02/10/2028 144A	Corporate Debt	1
AMERICAN EXPRESS CO 2.55% 03/04/2027	Corporate Debt	1
ATHENE GLOBAL FUNDING 0.95% 01/08/2024 144A	Corporate Debt	2
ATHENE GLOBAL FUNDING 1.73% 10/02/2026 144A	Corporate Debt	1
BANCO SANTANDER SA 1.722%/VAR 09/14/2027	Corporate Debt	1
BANK NEW YORK MELLON CORP 4.414%/VAR 07/24/2026	Corporate Debt	1
BANK OF AMERICA CORP 1.734%/VAR 07/22/2027	Corporate Debt	1
BANK OF AMERICA CORPORATION 1.197/VAR 10/24/2026	Corporate Debt	2
BANK OF AMERICA CORPORATION 1.319%/VAR 06/19/2026	Corporate Debt	1
BANK OF AMERICA CORPORATION 2.456%/VAR 10/22/2025	Corporate Debt	2
BANK OF AMERICA CORPORATION 3.456% VAR 03/15/2025	Corporate Debt	3
BANK OF AMERICA CORPORATION 3.559/VAR 04/23/2027	Corporate Debt	1
BANK OF AMERICA CORPORATION 4.948/VAR 07/22/2028	Corporate Debt	1
BANK OF AMERICA CORPORATION SOFR+0 02/04/2028	Corporate Debt	1
BANK OF MONTREAL QUE 0.949%/VAR 01/22/2027	Corporate Debt	1

BANK OF MONTREAL QUE 1.85% 05/01/2025	Corporate Debt	2
BANK OF NOVA SCOTIA 5.45% 06/12/2025	Corporate Debt	1
BANQUE FED CRED MUTUEL PARIS 4.524% 07/13/2025 144A	Corporate Debt	1
BNP PARIBAS SOFR 1.323%/VAR 01/13/2027 144A	Corporate Debt	1
BPCE SA 1.625% 01/14/2025 144A	Corporate Debt	1
CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	Corporate Debt	1
CANADIAN IMPERIAL BK OF COMM 3.945% 08/04/2025	Corporate Debt	1
CIGNA GROUP (THE) 3.4% 03/01/2027	Corporate Debt	1
CITIGROUP INC 1.122%/VAR 01/28/2027	Corporate Debt	1
CITIGROUP INC 3.070%/VAR 02/24/28	Corporate Debt	1
CITIGROUP INC 3.106%/VAR 04/08/2026	Corporate Debt	2
CITIGROUP INC SOFR 2.014%/VAR 01/25/2026	Corporate Debt	2
COREBRIDGE GLOBAL FUNDING 0.9% 09/22/2025 144A	Corporate Debt	1
DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 1.625% 12/13/2024 144A	Corporate Debt	1
DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 2% 12/14/2026 144A	Corporate Debt	1
DNB BANK ASA 1.605/VAR 03/30/2028 144A	Corporate Debt	1
DNB BANK ASA T5Y 1.535%/VAR 05/25/2027 144A	Corporate Debt	1
EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 1.3% 07/12/2026 144A	Corporate Debt	1
EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 1.7% 11/12/2026 144A	Corporate Debt	1
ERP OPERATING LP 3.375% 06/01/2025	Corporate Debt	1
GOLDMAN SACHS GROUP INC (THE) 1.757%/VAR 01/24/2025	Corporate Debt	1
GOLDMAN SACHS GROUP INC (THE) 2.64%/VAR 02/24/2028	Corporate Debt	1
GOLDMAN SACHS GROUP INC (THE) 4.482%/VAR 08/23/2028	Corporate Debt	1
GREAT-WEST LIFECO FIN 20 0.904% 08/12/2025 144A	Corporate Debt	1
GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025 144A	Corporate Debt	1
GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	Corporate Debt	2
HOME DEPOT INC 2.875% 04/15/2027	Corporate Debt	1
HSBC HOLDINGS PLC 1.589%/VAR 05/24/2027	Corporate Debt	2
HSBC HOLDINGS PLC 2.251%/VAR 11/22/2027	Corporate Debt	1
HSBC HOLDINGS PLC 3.803%/VAR 03/11/2025	Corporate Debt	2
HSBC HOLDINGS PLC 5.21%/VAR 08/11/2028	Corporate Debt	1
HUNTINGTON NATL BK COLUMBUS OH 4.552%/VAR 05/17/2028	Corporate Debt	1
HUNTINGTON NATL BK COLUMBUS OH 5.699%/VAR 11/18/2025	Corporate Debt	1
ING GROEP NV SOFR 1.726%/VAR 04/01/2027	Corporate Debt	2
INTERCONTINENTAL EXCHANGE INC 4% 09/15/2027	Corporate Debt	1
JPMORGAN CHASE & CO 0.824/VAR 06/01/2025	Corporate Debt	1
JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	Corporate Debt	1
JPMORGAN CHASE & CO 1.578%/VAR 04/22/2027	Corporate Debt	1
JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	Corporate Debt	2
JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	Corporate Debt	1

JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	Corporate Debt	1
JPMORGAN CHASE & CO SOFR 1.47%/VAR 09/22/2027	Corporate Debt	1
KENVUE INC 5.05% 03/22/2028	Corporate Debt	1
KENVUE INC 5.35% 03/22/2026	Corporate Debt	1
LLOYDS BANKING GROUP PLC 2.438%/VAR 02/05/2026	Corporate Debt	1
LLOYDS BANKING GROUP PLC 5.985%/VAR 08/07/2027	Corporate Debt	1
MASSMUTUAL GLOBAL FDG II 4.5% 04/10/2026 144A	Corporate Debt	1
MERCEDES-BENZ FINANCE NORTH AMERICA LLC 1.45% 03/02/2026 144A	Corporate Debt	1
MERCEDES-BENZ FINANCE NORTH AMERICA LLC 4.8% 03/30/2026 144A	Corporate Debt	1
MITSUBISHI UFJ FIN GRP INC 0.953%/VAR 07/19/2025	Corporate Debt	2
MITSUBISHI UFJ FIN GRP INC 1.412% 07/17/2025	Corporate Debt	2
MITSUBISHI UFJ FIN GRP INC 1.64%/VAR 10/13/2027	Corporate Debt	1
MITSUBISHI UFJ FIN GRP INC 2.193% 02/25/2025	Corporate Debt	2
MIZUHO FINL GROUP INC 1.234%/VAR 5/22/2027	Corporate Debt	1
MIZUHO FINL GROUP INC T1Y 2.651%/VAR 05/22/2026	Corporate Debt	1
MORGAN STANLEY 1.512%/VAR 07/20/2027	Corporate Debt	1
MORGAN STANLEY 2.188%/VAR 04/28/2026	Corporate Debt	1
MORGAN STANLEY 4.679%/VAR 07/17/2026	Corporate Debt	1
MORGAN STANLEY BK NA SALT LAKE 4.754% 04/21/2026	Corporate Debt	1
MORGAN STANLEY BK NA SALT LAKE 5.882% 10/30/2026	Corporate Debt	1
MORGAN STANLEY VAR/2.72 07/22/2025	Corporate Debt	1
NEW YORK LIFE GLOBAL FDG 5.45% 09/18/2026 144A	Corporate Debt	2
NTT FINANCE CORP 1.162% 04/03/2026 144A	Corporate Debt	1
ORACLE CORP 1.65% 03/25/2026	Corporate Debt	1
PHILIP MORRIS INTL INC 2.75% 02/25/2026	Corporate Debt	1
PNC FINANCIAL SERVICES GRP INC SFRIX 5.671%/VAR 10/28/2025	Corporate Debt	2
PNC FINANCIAL SERVICES GRP INC SOFR+ 12/02/2028	Corporate Debt	1
PRICOA GLOBAL FDG I 2.4% 09/23/2024 144A	Corporate Debt	2
RABOBANK NEDERLAND COOP CENTL 1.98%/VAR 12/15/2027144A	Corporate Debt	1
RGA GLOBAL FUNDING 2% 11/30/2026 144A	Corporate Debt	1
ROSS STORES INC 0.875% 04/15/2026	Corporate Debt	1
S&P GLOBAL INC 2.45% 03/01/2027	Corporate Debt	1
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV 1.2% 03/11/2026 144A	Corporate Debt	1
STATE STREET CORP 2.203%/VAR 02/07/2028	Corporate Debt	1
SUMITOMO MITSUI FINL GRP INC 1.402% 09/17/2026	Corporate Debt	1
SUMITOMO MITSUI FINL GRP INC 1.474% 07/08/2025	Corporate Debt	2
TORONTO DOMINION BANK 2.8% 03/10/2027	Corporate Debt	1
TRUIST FINANCIAL CORP 4.26%/VAR 07/28/2026	Corporate Debt	1
TRUIST FINANCIAL CORP 5.9%/VAR 10/28/2026	Corporate Debt	2
UBS AG LON BRANCH 1.375% 01/13/2025 144A	Corporate Debt	1
UNITEDHEALTH GROUP INC 3.7% 05/15/2027	Corporate Debt	1
US BANCORP DEL 5.727%/VAR 10/21/2026	Corporate Debt	2

US BANCORP DEL SOFR+0 2.215%/VAR 01/27/2028	Corporate Debt	1
VIRGINIA ELECTRIC AND POWER CO 3.75% 05/15/2027	Corporate Debt	1
VOLKSWAGEN GROUP AMER FIN LLC 1.25% 11/24/2025 144A	Corporate Debt	2
VOLKSWAGEN GROUP AMER FIN LLC 3.2% 09/26/2026 144A	Corporate Debt	1
VOLKSWAGEN GROUP AMER FIN LLC 3.95% 06/06/2025 144A	Corporate Debt	1
VOLKSWAGEN GROUP AMER FIN LLC 4.35% 06/08/2027 144A	Corporate Debt	1
VOLKSWAGEN GROUP AMER FIN LLC 5.7% 09/12/2026 144AA	Corporate Debt	1
WELLS FARGO & CO NEW 2.164%/VAR 02/11/2026	Corporate Debt	3
WELLS FARGO & CO NEW 2.188/VAR 04/30/2026	Corporate Debt	1
WELLS FARGO & CO NEW 3.526%/VAR 03/24/2028	Corporate Debt	2
WELLS FARGO & CO NEW 4.808%/VAR 07/25/2028	Corporate Debt	1
Total Corporate Debt		134

Mortgage-Backed Securities - at market value:
BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	Mortgage-Backed Security	1
BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.2702/15/2039 144A	Mortgage-Backed Security	1
BX TR 2021-ACNT TSFR1M+96.448 11/15/2026 144A	Mortgage-Backed Security	1
CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	Mortgage-Backed Security	1
CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	Mortgage-Backed Security	1
ELP COMMERCIAL MORTGAGE TRUST 2021-ELP TSFR1M+81.548 1 11/15/2036 144A	Mortgage-Backed Security	1
FANNIE MAE 2017-74 PA 3.5% 11/25/2045	Mortgage-Backed Security	1
FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	Mortgage-Backed Security	1
FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	Mortgage-Backed Security	1
FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	Mortgage-Backed Security	1
FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/25/2045	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	Mortgage-Backed Security	1
FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	Mortgage-Backed Security	1
FHLG 15YR 2.5% 12/01/2031#SB0093	Mortgage-Backed Security	1
FHLG 15YR 3% 02/01/2034#SB0179	Mortgage-Backed Security	1
FHLG 15YR 3% 03/01/2033#SB0181	Mortgage-Backed Security	1
FHLG 15YR 3% 05/01/2033#G16550	Mortgage-Backed Security	1

FHLG 15YR 3.5% 04/01/2034#SB0378	Mortgage-Backed Security	1
FHLG 20YR 3% 11/01/2033#G30872	Mortgage-Backed Security	1
FHR 4683 EA 2.5% 05/47	Mortgage-Backed Security	1
FNMA 15YR 3% 02/01/2033#BM5108	Mortgage-Backed Security	2
FNMA 15YR 3% 12/01/2032#BM5109	Mortgage-Backed Security	2
FNMA 15YR 3.5% 02/01/2035#FM0065	Mortgage-Backed Security	1
FNMA 15YR 4% 02/01/2034#FM3001	Mortgage-Backed Security	1
FNMA 15YR 4% 03/01/2034#FM2867	Mortgage-Backed Security	2
FNMA 20YR 3% 07/01/2036#MA2672	Mortgage-Backed Security	1
FNMA 20YR 3% 12/01/2040#FM4710	Mortgage-Backed Security	1
FNMA 20YR 3% 12/01/2040#FM4711	Mortgage-Backed Security	1
FNMA 20YR 3.00% 11/32 #MA1237	Mortgage-Backed Security	1
FNMA 20YR 4% 04/01/2038#MA3337	Mortgage-Backed Security	1
FNMA 30YR 4.5% 09/01/2049#FM1534	Mortgage-Backed Security	1
FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	Mortgage-Backed Security	1
FNR 2016-100 P 3.5% 11/44	Mortgage-Backed Security	1
FNR 2016-26 CG 3% 05/46	Mortgage-Backed Security	1
FNR 2016-27 HK 3% 01/25/2041	Mortgage-Backed Security	1
FNR 2016-34 GH 3% 06/46	Mortgage-Backed Security	1
FNR 2016-37 BK 3% 06/25/46	Mortgage-Backed Security	1
FNR 2017-20 AP 3.5% 03/25/2045	Mortgage-Backed Security	1
FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	Mortgage-Backed Security	1
FREDDIE MAC REMICS 3% 10/25/2048	Mortgage-Backed Security	1
JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	Mortgage-Backed Security	1
JPMBB COML MTG SECUTITIES TR 2015-C29 A4 3.6108% 05/15/2048	Mortgage-Backed Security	1
LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.52405/15/2039 144A	Mortgage-Backed Security	1
MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036144A	Mortgage-Backed Security	1
OPG TR 2021-PORT TSFR1M+59.848 8 10/15/2036 144A	Mortgage-Backed Security	1
SREIT TR 2021-MFP TSFR1M+84.528 08 11/15/2038 144A	Mortgage-Backed Security	1
Total Mortgage-Backed Securities		55
Asset-Backed Securities - at market value
AMERICAN EXPRESS CR ACC MST TR 3.39% 05/15/2027	Asset-Backed Security	2
AMERICAN EXPRESS CR ACC MST TR 3.75% 08/15/20277	Asset-Backed Security	2
AMERICAN EXPRESS CR ACC MST TR 4.87% 05/15/2028	Asset-Backed Security	1
AMERICAN EXPRESS CR ACC MST TR 4.95% 10/15/20275/2027	Asset-Backed Security	1
AMERICAN EXPRESS CR ACC MST TR 5.23% 09/15/20288	Asset-Backed Security	2
BA CR CARD TR 3.53% 11/15/2027	Asset-Backed Security	2
BA CR CARD TR 4.79% 05/15/2028	Asset-Backed Security	1
BA CR CARD TR 4.98% 11/15/2028	Asset-Backed Security	1
BA CR CARD TR 5% 04/15/2028	Asset-Backed Security	1
CAPITAL ONE MULTI-ASST EXEC TR 2.8% 03/15/2027	Asset-Backed Security	3

CAPITAL ONE MULTI-ASST EXEC TR 3.49% 05/15/202715/2027	Asset-Backed Security	2
CAPITAL ONE MULTI-ASST EXEC TR 4.95% 10/15/2027	Asset-Backed Security	1
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.82% 06/15/2028	Asset-Backed Security	1
CARMAX AUTO OWNER TR 2023-2 5.05% 01/18/2028	Asset-Backed Security	1
CARMX 2023-3 A3 5.28% 05/15/2028	Asset-Backed Security	1
CHASE ISSUANCE TR 3.97% 09/15/2027	Asset-Backed Security	1
CHASE ISSUANCE TR 5.08% 09/15/2030	Asset-Backed Security	2
CHASE ISSUANCE TR 5.16% 09/15/2028	Asset-Backed Security	2
CITIBANK CR CARD ISSUANCE TR 5.23% 12/08/2027027	Asset-Backed Security	1
CITIZENS BANK NA 3.75% 02/18/2026	Asset-Backed Security	1
DELL EQUIPMENT FINANCE TRUST 2023-3 5.93% 04/23/2029 144A	Asset-Backed Security	1
DISCOVER CARD EXECUTION NT TR 3.32% 05/15/2027/2027	Asset-Backed Security	2
DISCOVER CARD EXECUTION NT TR 3.56% 07/15/202715/2027	Asset-Backed Security	1
DISCOVER CARD EXECUTION NT TR 5.03% 10/15/2027	Asset-Backed Security	1
FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 144A	Asset-Backed Security	1
FORD CR FLOORPLN MAST OWN TR A 4.92% 05/15/2028 144A	Asset-Backed Security	1
FORD CREDIT AUTO LEASE TRUST 2023-B 5.91% 10/15/2026	Asset-Backed Security	1
FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/2028	Asset-Backed Security	1
GM FINANCIAL AUTOMOBILE LEASING TRUST 23-2 5.05% 07/20/2026	Asset-Backed Security	1
GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR2023-4 5.78% 08/16/2028	Asset-Backed Security	1
GMF FLOORPLAN OWNER REVOLVING TR 5.34% 06/15/2028144A	Asset-Backed Security	1
HAROT 2023-4 5.67% 06/21/2028	Asset-Backed Security	1
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2023-C 5.8% 12/15/2026 144A	Asset-Backed Security	1
HYUNDAI AUTO RECEIVABLES TRUST 2023-C 5.54% 10/16/2028	Asset-Backed Security	1
MERCEDES-BENZ AUTO RECEIVABLES TR 2023-2 5.95% 11/15/2028	Asset-Backed Security	1
NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/15/2028	Asset-Backed Security	1
PORSCHE FINL AUTO SECURITIZATION TR 2023 5.79% 01/22/2029 144A	Asset-Backed Security	1
TESLA ELEC VEH TR 2023-1 5.38% 06/20/2028 144A	Asset-Backed Security	1
TOYOTA AUTO RECEIVABLES 2023-D OWNER TR 5.54% 08/15/2028	Asset-Backed Security	1
TOYOTA LEASE OWNER TRUST 2023-B 5.66% 11/20/2026 144A	Asset-Backed Security	1
USAA AUTO OWNER TRUST 2023-A 5.58% 05/15/2028 144A	Asset-Backed Security	1
VERIZON MASTER TRUST 2021-1 A 0.5% 05/20/2027	Asset-Backed Security	1
VERIZON MASTER TRUST 2021-1 A 0.99% 04/20/2028	Asset-Backed Security	2
VERIZON MASTER TRUST 3.72% 07/20/2027	Asset-Backed Security	1

	VERIZON MASTER TRUST 4.89% 04/13/2028	Asset-Backed Security	1
	VERIZON MASTER TRUST 5.61% 09/08/2028	Asset-Backed Security	1
	VOLKSWAGEN AUTO LEASE TRUST 2023-A 5.81% 10/20/2026	Asset-Backed Security	1
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 06/20/2028	Asset-Backed Security	1
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 12/20/2028	Asset-Backed Security	1
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/2029	Asset-Backed Security	1
	Total Asset-Backed Securities		61
	Municipal Bonds - at market value
	CA ST 2.40% 10/1/2025	Municipal Bond	1
	Total Municipal Bonds		1
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Cash and cash equivalent	11
	Total Stable Value Fund at market value		512
*	Loans to participants	Interest rates ranging from 3.25% to 10.5% and maturity dates through December 2053	50
	Total		$4,108

(d) Cost information is omitted as all investments are participant-directed
* Party-in-interest

PPG Industries Employee Savings Plan
Index to Exhibits
The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Benefits Leader of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date:	June 21, 2024	/s/ Karen P. Rathburn
Karen P. Rathburn
Global Benefits Leader of PPG Industries, Inc. and Administrator of the Plan